Exhibit 99.2

AstraZeneca LinkedIn post

#AstraZenecaBusinessNews #Investors #Media:

Today we announced an agreement to acquire Icosavax, Inc., a US-based, clinical-stage biopharmaceutical company focused on developing differentiated, high-potential vaccines using an innovative, protein virus-like particle (VLP) platform.

Leveraging our expertise in RSV, the acquisition will help us unlock new possibilities in #VaccineDevelopment by pioneering the next generation of VLPs to address high unmet need in infectious diseases.

Learn more about our approach to virus-like particles here: https://learn.az/6045RO8Sl

Additional important information can be found here: https://learn.az/6046RO8Sm

Aradhana Sarin, Executive Director and Chief Financial Officer of AstraZeneca, LinkedIn post (reposting the AstraZeneca LinkedIn post)

Today's announcement of the acquisition of Icosavax builds on our expertise in RSV, and respiratory viruses more broadly, and leverages our therapeutic footprint in treating patients with the highest risk of severe outcomes from respiratory viruses. Respiratory Synctial Virus (RSV) and Human metapneumovirus (hMPV) are two leading causes of severe respiratory infections and hospitalisations in adults over 60 years of age and among patients with respiratory or cardiovascular disease. There are currently no preventative or treatment options for hMPV and no RSV combination vaccines.

https://lnkd.in/gJ93mvQH

AstraZeneca X post

#Investors #Media:

Our agreement to acquire @Icosavax aims to unlock new possibilities in #VaccineDevelopment by pioneering the next generation of VLPs to address high unmet need in infectious diseases. Additional important information can be found here: https://learn.az/6019RO8tH